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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                         Biospecifics Technologies Corp.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    090931106
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                                 (CUSIP Number)

                                Jeffrey K. Vogel
                                 Bio Partners LP
                                 1 Meadow Drive
                            Lawrence, New York 11559
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 19, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).




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CUSIP No. 090931106

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Bio Partners LP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization                   Delaware

Number of          5.   Sole Voting Power                     752,062(1)
Shares
Beneficially       6.   Shared Voting Power                   0
Owned by
Each Reporting     7.   Sole Dispositive Power                752,062(1)
Person With
                   8.   Shared Dispositive Power              0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      752,062(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

11. Percent of Class Represented by Amount in Row (9)                 15% (2)

12. Type of Reporting Person (See Instructions)                       PN

(1) Bio Partners LP, a Delaware limited partnership ("Bio LP"), has a sole general partner, Bio Management, Inc., a New York corporation ("Bio Management"), and Bio Management's sole shareholder is Jeffrey K. Vogel. Bio Management and Mr. Vogel thus may be deemed to have sole voting and/or dispositive power with respect to the Common Stock of Biospecifics Technologies Corp. ("Biospecifics") that is owned by Bio LP.

(2) Calculated based on 4,557,836 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of December 1, 2002, as reported in its quarterly report on Form 10-QSB for the quarter ended October 31, 2002 and filed with the Securities and Exchange Commission on December 23, 2002.





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CUSIP No. 090931106

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Jeffrey K. Vogel

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization                  United States

Number of          5.   Sole Voting Power                    -16,666-
Shares
Beneficially       6.   Shared Voting Power                  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power               -16,666-
Person With
                   8.   Shared Dispositive Power             -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person     16,666

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)                0.36 %(1)

12. Type of Reporting Person (See Instructions)                      IN

(1) Calculated based on 4,557,836 shares of Biospecifics Technologies Corp.'s Common Stock outstanding as of December 1, 2002, as reported in its quarterly report on Form 10-QSB for the quarter ended October 31, 2002 and filed with the Securities and Exchange Commission on December 23, 2002.

Item 1.

          (a)   Name of Issuer:
                Biospecifics Technologies Corp.

          (b)   Address of Issuer's Principal Executive Offices:
                35 Wilbur Street
                Lunbrook, NY 11563

Item 2.

          (a)   Name of Persons Filing

                Bio Partners LP and Jeffrey K. Vogel.

          (b)   Address of Principal Business Office or, if none, Residence:
                1 Meadow Drive
                Lawrence, NY 11559

          (c)   Citizenship:

                Bio Partners LP is a Delaware limited partnership, and Mr. Vogel is a citizen of the United States.

          (d) Title of Class of Securities: Common Stock, $0.001 par value per share

          (e)   CUSIP Number
                090931106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)   [ ] An investment adviser in accordance with ss.
                    240.13d-1(b)(1)(ii)(E);

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          (f)   [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

          Not Applicable.

Item 4. Ownership.

                (a) Amount beneficially owned:

                On June 19, 2003, Bio LP purchased 295,312 shares of Biospecifics Common Stock at such stock's par value of $.001 per share and also purchased a $1,575,000 12% Senior Secured Convertible Note from Biospecifics. At a conversion price of $2.50 per share, up to $1,141,875 of the aggregate principal amount of such Note is convertible into shares of Biospecifics Common Stock at any time while the Note is outstanding. Subject to various typical adjustments, the number of Biospecifics Common Stock shares issuable to Bio
LP upon such conversion is 456,750.

                Mr. Vogel beneficially owns 16,666 shares of Biospecifics Common Stock. Together, the reporting persons beneficially own 768,728 shares of Biospecifics Common Stock.

          (b)   Percent of class:

                Calculated based on 4,577,836 shares of Biospecifics Common Stock outstanding as of December 1, 2002, as reported in Biospecifics' quarterly report on Form 10-QSB for the quarter ended October 31, 2002 and filed with the Securities and Exchange Commission on December 23, 2002.

                Bio LP has beneficial ownership of 15 percent of all of the outstanding shares of Biospecifics Common Stock.

                Mr. Vogel has beneficial ownership of 0.36 percent of all of the outstanding shares of Biospecifics Common Stock.

                Together, the reporting persons have beneficial ownership of 15.36% percent of all of the outstanding shares of Biospecifics Common Stock.

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote

                      Bio LP has the sole power to vote or direct the vote of 752,062 shares of Biospecifics Common Stock. Bio Management, BIO LP's sole general partner, and Mr. Vogel, sole shareholder of Bio Management, may each be deemed to have the same powers.

                      Mr. Vogel has the sole power to vote or direct the vote of 16,666 shares of Biospecifics Common Stock.

                (ii)  Shared power to vote or to direct the vote 0

                (iii) Bio LP has the sole power to dispose or direct the
                      disposition of 752,062 shares of Biospecifics Common Stock. Bio Management, BIO LP's sole general partner, and Mr. Vogel, sole shareholder of Bio Management, may each be deemed to have the same powers.

                      Mr. Vogel has the sole power to vote or direct the vote of 16,666 shares of Biospecifics Common Stock.

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                (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below Bio Partners LP and Jeffrey K. Vogel certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2003

                              BIO PARTNERS LP

                              By: Bio Management, Inc, its sole general partner

                                  By: /s/ Jeffrey K. Vogel
                                      ------------------------------
                                  Name:  Jeffrey K. Vogel
                                  Title: President

                              Jeffrey K. Vogel, in his individual capacity

                                  /s/ Jeffrey K. Vogel
                                  -------------------------------------
                                  Jeffrey K. Vogel



                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Biospecific Technologies Corp.'s Common Stock, $0.001 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 19, 2003

                              BIO PARTNERS LP

                              By: Bio Management, Inc, its sole general partner

                                  By: /s/ Jeffrey K. Vogel
                                     ------------------------------
                                  Name:  Jeffrey K. Vogel
                                  Title: President

                              Jeffrey K. Vogel, in his individual capacity

                                     /s/ Jeffrey K. Vogel
                                     ------------------------------
                                     Jeffrey K. Vogel

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